IVY FUNDS

6300 LAMAR AVENUE

P.O. BOX 29217

SHAWNEE MISSION, KANSAS 66201-9217

April 29, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ivy Funds (Registrant)
File Nos. 811-6569 and 33-45961/CIK No. 883622

On behalf of the Registrant, I am responding to the comments that you gave to me via telephone on December 11, 2013, as I understand them, regarding Post-Effective Amendment No. 86, as filed on October 28, 2013 (the “Amendment”) with respect to the Ivy Emerging Markets Local Currency Debt Fund (the “Fund”), a series of the Registrant. Each of your comments is repeated below, with our response immediately following.

1.	Comment:	In your response letter, please confirm for the SEC that there is no need for an Acquired Fund Fees and Expenses line in the Fees and Expenses Table.

	Response:	The Registrant confirms that there is no need for an Acquired Fund Fees and Expenses line in the Fees and Expenses Table at this time.

2.	Comment:	In your response letter, please confirm for the SEC that there are no exclusions to the Fee Waiver and/or Expense Reimbursement that is included in the Fees and Expenses — Annual Fund Operating Expenses Table. If recoupment is possible, please disclose this.

	Response:	As noted in footnotes 4 and 5 to the Fees and Expenses — Annual Fund Operating Expenses table, the cap on expenses only relates to ordinary fund operating expenses. Per the terms of the expense reimbursement agreement and as described in the footnotes, the expense cap for all share classes does not apply to extraordinary operating expenses.

The Registrant confirms that there is no party that will be entitled to any recoupment of fees that have been waived by the Adviser or an affiliate.

3.	Comment:	In the first paragraph of the Principal Investment Strategies, you state that the Fund will invest “under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in debt securities that are denominated in emerging market currencies as well as derivative instruments that provide investment exposure to such debt securities” (emphasis added). Please note that you may not use the notional value of such derivative instruments to satisfy the 80% test. This comment also applies to the Additional Information about Principal Investment Strategies, Other Investments and Risks section of the prospectus.

	Response:	The Registrant acknowledges the Staff’s comment that it may not use the notional value of derivative instruments to satisfy the Fund’s 80% test.

4.	Comment:	In the first paragraph of the Principal Investment Strategies, you state that the “Fund may, but is not required to, hedge its exposure to those non-U.S. currencies.” If the Fund hedges its exposure to non-U.S. currencies, that may reduce the Fund’s exposure to emerging market currencies. Please explain to investors the impact that hedging non-U.S currencies will have. This comment also applies to the Additional Information about Principal Investment Strategies, Other Investments and Risks section of the prospectus.

	Response:	The Registrant has revised the language in both sections to explain to investors the impact that hedging non-U.S. currencies will have. The revised language is noted below:

“The Fund may, but is not required to, hedge its exposure to those non-U.S. currencies, which strategy, if utilized, may effectively reduce the Fund’s exposure to the local currencies of the emerging market countries in which the Fund invests.”

5.	Comment:	In the second paragraph of the Principal Investment Strategies, you state that the Fund’s investment subadviser “has broad discretion to identify other countries that it considers to qualify as emerging market countries.” Please note that the SEC believes that any broad discretion exercised by the Fund’s investment subadviser would be subject to a reasonable investor test as to whether or not the name of the Fund becomes misleading because of the additional countries the Fund invests in.

	Response:	The Registrant acknowledges the Staff’s comment regarding the discretion of the Fund’s investment subadviser to identify other countries that it considers to qualify as emerging market countries.

6.	Comment:	In the fourth paragraph of the Principal Investment Strategies, you state that the Fund may invest in “. . . total return swaps, . . . credit-default swaps . . .”. As a reminder, the SEC position is that the Fund requires liquid assets to cover the notional value of such derivative instruments.

	Response:	The Fund intends to cover the full notional value of credit default swaps written by the Fund. For total return swaps, the Fund intends to segregate the mark-to-market value of any current liability. Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction is positive, the Fund will receive a payment from the counterparty. Conversely, the Fund would be required to pay the counterparty in the event of negative total returns.

7.	Comment:	In the Principal Investment Risks — Derivatives Risk section, please revise the risk to identify each kind of derivative to be used by the Fund and the risk associated with each such derivative.

	Response:	The “Principal Investment Strategies” section of the Fund’s prospectus identifies the various types of derivatives that may be used by the Fund. The Fund may use a variety of derivative instruments from time to time for a variety of different purposes, including but not limited to, hedging, all of which would be in furtherance of the Fund’s investment strategies, both principal and secondary. The “Derivatives Risk” disclosure in the “Principal Investment Risks” section of the summary section of the prospectus is therefore designed to provide a discussion of the general characteristics of derivatives that constitute a principal risk to the Fund. A more comprehensive discussion of the risks associated with derivatives is found in the “Additional Information about Principal Investment Strategies, Other Investments and Risks — Defining Risks” section of the prospectus. Detailed disclosure regarding each type of derivative the Fund may use, and their associated risks, is found in the sections titled “The Fund, Its Investments, Related Risks and Restrictions — Specific Securities and Investment Practices” and “Options, Futures and Other Derivatives Strategies” in the Fund’s Statement of Additional Information.

Notwithstanding, the primary derivatives that the Fund currently intends to use are forward currency contracts and interest rate swaps. The risks associated with forward currency contracts are disclosed in the Fund’s prospectus in the section “Principal Investment Risks — Foreign Currency Exchange Transactions and Forward Foreign Currency Contracts Risk” and the corresponding section “Additional Information about Principal Investment Strategies, Other Investments and Risks.” The risks associated with interest rate swaps have been added to the “Principal Investment Risks” and “Additional Information about Principal Investment Strategies, Other Investments and Risks — Principal Risks” sections of the prospectus, under the subsection “Interest Rate Swap Risk.”

8.	Comment:	In the Tax Information section of the summary section, you may want to clarify that the amounts may be taxable upon withdrawal from an IRA.

	Response:	After careful consideration, the Registrant respectfully declines to include any additional information in this section of the prospectus regarding the potential tax ramifications of a withdrawal from an IRA. The language included in the “Tax Information” section of the prospectus is similar in nature to language that has been included for several years in all of the other Ivy Funds’ prospectuses. The rules surrounding tax-deferred arrangements are complex, and Registrant prefers to direct clients to their individual tax advisors for additional tax-related information. Registrant notes that it includes the following language near the back of the statutory prospectus under the “Distributions and Taxes” section: “The foregoing is only a summary of some of the important income tax considerations generally affecting the Fund and its shareholders; you will find more information in the SAI. There may be other Federal, state or local tax considerations applicable to a particular investor. You are urged to consult your own tax advisor.”

In connection with the above comments and our responses, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that this information responds to all of your comments. If you should require additional information, please call me at 913-236-2227.

Very Truly Yours,

/s/Philip A. Shipp

Philip A. Shipp

Assistant Secretary

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